FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Easy Expense Tracker Inc.

Legal status of Issuer:

       Form:

       Corporation

       Jurisdiction of Incorporation/Organization:

       Delaware

       Date of Organization:

       July 21, 2022

Physical Address of Issuer:

401 E 8th Street, Suite 214, PMB 7863, Sioux Falls, SD 57103

Website of Issuer:

https://easy-expense.com

Current Number of Employees: 1

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$1,398,450.91	$0
Cash & Cash Equivalents	$1,099,025.53	$0
Accounts Receivable	$38,173.41	$0
Short-term Debt	$169,515.43	$0
Long-term Debt	$1,465,068.08	$0
Revenues/Sales	$398,599.44	$0
Cost of Goods Sold*	$38,131.67	$0
Taxes Paid	$0	$0
Net Income	($181,933.74)	$0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 26, 2024

FORM C-AR

Easy Expense Tracker Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Easy Expense Tracker Inc., a Delaware corporation (**"Easy Expense"** the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://easy-expense.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 26, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company may not be in compliance with the corporate registration requirements where it operates.

The Company is not currently qualified to conduct business in South Dakota. However, Easy Expense Tracker LLC is registered with the South Dakota Secretary of State as a limited liability company entity. The Company could be subject to fines, penalties or other administrative actions for failure to qualify in states that it operates in.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We

may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Easy Expense is a B2B SaaS. We sell mobile application bookkeeping software that helps small businesses track their expenses including card purchases, trip tracking and paper receipts.

The Company conducts business in Delaware and sells products and services through the internet throughout the United States and internationally. The Company conducts business through its wholly-owned subsidiary, Redpoint Technologies BC Corp, a Canadian company formed on July 2023.

The Company purchased all of the assets of Easy Invoice, a company owned by Elijah Bucher and William Matous, for $300.

Business Plan

Easy Expense plans to continue to offer and improve upon its existing software. This includes creating more automated tools for tracking expenses, integrations and export options to add additional value to new and existing users. This will add value to our product while also adding an additional revenue stream through interchange. We expect this to be our primary revenue stream in the future as we shift from pure SaaS to FinTech.

The Company's Products and/or Services

Product / Service	Description	Current Market
Easy Expense Mobile App	Mobile app that tracks small business expenses.	Google Play and Apple app store

Competition

Easy Expense has a large number of competitors in the small business bookkeeping space. Companies like QuickBooks, Xero, Wave and Sage are not direct competitors as they offer accounting services where Easy Expense is built for small business owners and will integrate with these softwares. Companies like Expensify or Concur offer expense tracking services that are focused on larger businesses and enterprise software. Brex and Ramp have card offerings but again differ from Easy Expense in that they focus on startups rather than sole props and SMBs as well as being web based companies rather than mobile first like Easy Expense.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Primarily US based sole proprietors and SMBs under 10 employees.

Supply Chain

Not relevant as we are purely software.

Intellectual Property

The Company does not have any intellectual property.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Elijah Bucher	Chief Executive Officer and Founder	Chief Executive Officer and Founder of Easy Expense Tracker Inc. (July 21, 2022 to present).; responsibilities include: hiring, managing and paying contractors, managing the finances and fundraising, managing the marketing and advertising, and designing and creating features of the Easy Expense app. Easy Expense Tracker LLC (October 2020 – Present); responsibilities include: hiring, managing and paying contractors, managing the finances and fundraising, managing the marketing and advertising, and designing and creating features of the Easy Expense app. Senior Application Developer at Hearby (2019-2020); responsibilities include leading development and growth of the mobile app at Hearby	High School
William Matous	Fullstack Engineer	Fullstack Engineer at Easy Expense Tracker Inc. (2021 – Present); responsibilities include designing, testing, and implementing various software applications Fullstack Engineer/Contractor at Hearby (2020 - 2021); responsibilities include labeling AI, backend and frontend development	UBC, Computer Science Degree (2019)

Biographical Information

Elijah Bucher is the CEO & original founder of the Company. He completed high school in 2015 and dropped out of college (by choice with a near perfect GPA) to pursue a career at a successful mobile app startup "Invoice Simple".

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is

adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock of which 7,179,750 are issued and outstanding, par value $0.00001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	7,179,750
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the Common Stock.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	55.21%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	2022 Stock Plan
Amount Authorized / Amount Outstanding	2,940,250 / 1,981,250
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	22.61%

Type	Crowd SAFE
Face Value	$127,152.98
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $8,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.59%

Type	Crowd SAFE
Face Value	$100,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $6,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.67%

Type	SAFE
Face Value	$500,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $5,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	10%

Type	SAFE
Face Value	$514,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $8,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.43%

Type	SAFE
Face Value	$250,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $10,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.49%

Outstanding Debt

As of the date of this Form C-AR, the Company has zero debt outstanding.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Elijah Bucher	5,822,250 shares of Common Stock	81.09%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0	$0	$0

Liquidity and Capital Resources

On May 1, 2023, the Company closed an offering pursuant to Regulation CF and raised $227,152.98.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$9.75	975,000 shares of Common Stock	General Working Capital	August 14, 2022	Section 4(a)(2)
Common Stock	$61.50	6,150,000 shares of Common Stock	General Working Capital	August 11, 2022	Section 4(a)(2)
Common Stock	$5.63	562,500 shares sof Common Stock	General Working Capital	October 27, 2022	Section 4(a)(2)
Crowd SAFE	$127,152.98	$127,152.98 face value of the Crowd SAFEs	Advertising, Hiring & Salaries	May 1, 2023	Reg CF
Crowd SAFE	$100,000	$100,000 face value of the Crowd SAFEs	Advertising, Hiring & Salaries	May 1, 2023	Reg CF
SAFE	$500,000	$500,000 face value of the SAFE	General Working Capital	May 30, 2023	Section 4(a)(2)
SAFE	$514,000	$514,000 face value of the SAFE	General Working Capital	May 1, 2023 – May 30, 2023	Section 4(a)(2)
SAFE	$250,000	$250,000 face value of the SAFE	General Working Capital	May 30, 2023	Section 4(a)(2)
RSA	$9,600	120,000 shares of Common Stock	n/a	October 12, 2023	Rule 701
Stock Options	n/a	1,981,250 shares of Common Stock	n/a	October 11, 2022 – October 11, 2023	Rule 701

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- On August 11, 2022, the Company entered into a Restricted Stock Purchase Agreement with Elijah Bucher under which the Company sold, and Mr. Bucher purchased, 6,150,000 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $61.50.
- In 2021 the Company issued a $26,000 unsecured loan totaling $26,000, to pay for services performed, with no specified interest accruing and maturity date. The balance of the loan as of December 31, 2021 is $25,696 with a total of $0 of total accrued interest.
    - On November 1, 2022, the Company and Stephen Laughton agreed to forgive the outstanding balance of the loan payable from Stephen Laughton, which was $32,000 as of the date of forgiveness, in exchange of 565,500 fully vested shares of the Company's Common Stock.
    - On October 27, 2022, the Company entered into a Common Stock Purchase Agreement with 1371383 B.C. Ltd., an entity owned by Stephen Laughton, for the purchase of 562,500 shares of the Company's Common Stock.
- Further, as of December 31, 2021, and 2020, the balance of the advances from related parties was $0 and $8,225, respectively. These advances have no interest rate or specified maturity date. The advance has been fully serviced.
- On August 14, 2022, the Company entered into a Common Stock Purchase Agreement with 1371311 B.C. LTD., an entity owned by William Matous, for the purchase of 975,000 shares of the Company's Common Stock, at a purchase price of $0.0001 per share for a total purchase price $9.75.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Elijah Bucher
_____
(Signature)

Elijah Bucher
_____
(Name)

Chief Executive Officer
_____
(Title)

I, Elijah Bucher, the Chief Executive Officer of Easy Expense Tracker Inc., certify that the financial statements of Easy Expense Tracker Inc., included in this Form are true and complete in all material respects.

/s/ Elijah Bucher
_____
(Signature)

Elijah Bucher
_____
(Name)

Chief Executive Officer
_____
(Title)

April 26, 2024
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Elijah Bucher
_____
(Signature)

Elijah Bucher
_____
(Name)

Director
_____
(Title)

April 26, 2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Easy Expense Tracker Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Easy Expense	4,285.67
Mercury Checking 5279	71,243.78
Mercury Treasury	1,021,996.08
TD Bank Account	1,500.00
Total Bank Accounts	**$1,099,025.53**
Accounts Receivable	
Accounts receivable (A/R)	38,173.41
Total Accounts Receivable	**$38,173.41**
Total Current Assets	**$1,137,198.94**
Fixed Assets	
Laptop #1	1,031.37
Laptop #2	1,609.33
Laptop #3	956.77
Total Fixed Assets	**$3,597.47**
Other Assets	
Accumulated amortization	-8,884.64
Easy Expense R&D	266,539.14
Total Other Assets	**$257,654.50**
TOTAL ASSETS	**$1,398,450.91**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amex (1004) - 2	25,790.95
Cap One 1175 - 1	11,909.26
Total Credit Cards	**$37,700.21**
Other Current Liabilities	
Deferred Revenues	125,449.45
Payroll Tax Liabilities	6,365.77
Total Other Current Liabilities	**$131,815.22**
Total Current Liabilities	**$169,515.43**

Easy Expense Tracker Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
Long-Term Liabilities	
BTV	750,000.00
Fintech Fund	400,000.00
Other Funding	110,000.00
Safe Notes	205,068.08
Total Long-Term Liabilities	**$1,465,068.08**
Total Liabilities	**$1,634,583.51**
Equity	
Retained Earnings	-54,198.86
Net Income	-181,933.74
Total Equity	**$ -236,132.60**
TOTAL LIABILITIES AND EQUITY	**$1,398,450.91**

Easy Expense Tracker Inc.

Profit and Loss

January - December 2023

	TOTAL
Income	
Cash Rewards Income	1,685.06
Deferred Net Revenues, Deferred to Next Year	-125,449.45
Interest Income	24,872.40
Recognized Net Revenues that were Deferred in Prior Year	74,100.54
Sales Apple	114,905.10
Sales Google	308,153.87
Sales Stripe	331.92
Total Income	**$398,599.44**
Cost of Goods Sold	
Variable Software Expenses	38,131.67
Total Cost of Goods Sold	**$38,131.67**
GROSS PROFIT	**$360,467.77**
Expenses	
Advertising & marketing	216,984.47
Advisory Fees	2,876.32
Amortization expenses	8,884.64
Business Travel	8,189.03
Commission & Fees	40.92
Contractors	170,979.04
Crowdfunding Fees	750.00
Entertainment	22.00
Filing Fees	133.13
Franchise Taxes	659.00
Gifts	100.00
Interest Expense Capital One	284.50
IP Assets	200.00
Legal Fees	48,092.50
Meals	910.07
Memberships & subscriptions	390.00
Payroll	
Payroll Processing Fees	115.61
Payroll Tax Expense	1,837.18
Wages	22,916.63
Total Payroll	**24,869.42**
Professional Development	19.00
Rent	13,565.88
Software Subscriptions	36,669.34
Stripe Fees	30.15
Supplies & materials	4,602.10

Easy Expense Tracker Inc.

Profit and Loss
January - December 2023

	TOTAL
System Security Expenses	3,150.00
Total Expenses	**$542,401.51**
NET OPERATING INCOME	$ -181,933.74
NET INCOME	$ -181,933.74